UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 28, 2015

ENERGY TRANSFER PARTNERS, L.P.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-11727	73-1493906
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3738 Oak Lawn Avenue

Dallas, Texas 75219

(Address of principal executive office) (Zip Code)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On April 28, 2015, Energy Transfer Partners, L.P. (“ETP”) and Regency Energy Partners LP (“Regency”) issued a joint press release announcing the results of a special meeting of Regency unitholders, whereby the Regency unitholders voted to adopt the Agreement and Plan of Merger dated as of January 25, 2015, as amended, by and among ETP, Regency, their respective general partners, certain wholly owned subsidiaries of ETP, ETE GP Acquirer LLC and, solely for certain provisions therein, Energy Transfer Equity, L.P. The press release also announced the expected closing date of the pending merger. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Press Release dated April 28, 2015

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY. These documents, and any other documents filed by ETP or Regency with the Securities and Exchange Commission (“SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Regency at the following:

Energy Transfer Partners, L.P. 3738 Oak Lawn Ave. Dallas, TX 75219 Attention: Investor Relations Phone: 214-981-0700	Regency Energy Partners LP 2001 Bryan Street, Suite 3700 Dallas, TX 75201 Attention: Investor Relations Phone: 214-840-5477

Participants in the Solicitation

ETP, Regency and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information regarding the directors and executive officers of Regency is contained in Regency’s Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger are included in the proxy statement/prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER PARTNERS, L.P.

By: Energy Transfer Partners GP, L.P., its general partner
By: Energy Transfer Partners, L.L.C., its general partner

Date: April 28, 2015

	By:	/s/ Thomas P. Mason
		Name:	Thomas P. Mason
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 28, 2015

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